Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) a presentation made at an event organized by the Canadian Embassy and held in Toronto, Ontario on June 28, 2010 and (ii) communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on June 29, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A PRESENTATION MADE AT AN EVENT ORGANIZED BY THE CANADIAN EMBASSY AND HELD IN TORONTO, ONTARIO ON JUNE 28, 2010

# Building the better bank every day

**TD Bank Financial Group**

## Presentation to Rising State Leaders

June 28th, 2010

Presentation to Rising State Leaders June 28th, 2010 Howie Millard Director of Government Relations TD Bank Financial Group

Caution regarding forward-looking statements From time to time, The Toronto-Dominion Bank (the Bank) makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management's Discussion and Analysis (MD&A) in the Bank's 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.'s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank's 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank's forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc. Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank's 2009 Annual Report under the heading "Economic Summary and Outlook", as updated in the Second Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings "Business Outlook and Focus for 2010", as updated in the Second Quarter 2010 Report to Shareholders under the headings "Business Outlook". Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

Additional Information The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.'s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank,15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486- 4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888- 592-3001. The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.'s directors and executive officers is available in The South Financial Group, Inc.'s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

TD's Vision and Strategy Our vision is to be the better bank. We will be the best run, customer- focused, integrated financial institution, with a unique and inclusive employee culture. Deliver legendary customer experiences Be an extraordinary place to work Operate with excellence Understand our business Take only risks we understand and can manage Enhance our brand Increase shareholder value We have a strong focus on risk discipline Only take risks we understand Systematically eliminate tail risk Robust capital and liquidity management Culture and policies aligned with risk philosophy

# Key Businesses
## At a Glance

TD Bank Financial Group

| | | | | | |
|---|---|---|---|---|---|
| Business Segments | Canadian P&C[1] | Wealth Management: Global Wealth | Wealth Management: TD Ameritrade[2] | U.S. P&C[1] | Wholesale |
| Earnings Mix | Canadian Retail | Canadian Retail | U.S. Retail | U.S. Retail | Wholesale |
| Brands | TD Canada Trust<br>TD Commercial Banking<br>TD Insurance | TD Waterhouse<br>TD Asset Management<br>TD Wealth Management | TD AMERITRADE | TD Bank<br>America's Most Convenient Bank® | TD Securities |

5

Key Businesses At a Glance "P&C" refers to Personal and Commercial Banking. TDBFG had a reported investment in TD Ameritrade of 44.8% as at April 30, 2010. Wholesale Wealth Management Global Wealth TD Ameritrade2 Wholesale U.S. Retail Canadian Retail Canadian P&C1 U.S. P&C1 Business Segments Earnings Mix Brands

Building the Better Bank TD made a strategic decision to exit the structured product area in 2005 TD is now a top 10 bank in North America One of the few Aaa rated banks on the NYSE More than 17 million customers worldwide, of which 6.5 million are in the United States Tier 1 Capital Ratio of 12% Continued personal, small business and business lending through the recession Strong earnings through the recession, including C$1.2 billion in adjusted earnings in the last quarter, for the period ended April 30, 2010 Recently announced acquisitions in Florida and the Carolinas 1.As at April 30th, 2010 2. Where applicable; 3 Year Target not adjusted as explained in the next sentence. The Bank's financial results prepared in accordance with GAAP are referred to as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results (i.e., reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See "How the Bank Reports" and "Business Segment Analysis - U.S. Personal and Commercial Banking" in the relevant Annual Report (td.com/investor) for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results 1 2

Recent U.S. acquisitions TD has focused on growth in the U.S. P&C market On April 16th 2010, TD acquired certain assets and liabilities from the FDIC as receiver of 3 Florida banks: Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank Covered 69 stores and 80 ATMs in Central Florida with the opportunity to develop new stores at 40 planned expansion sites Purchased US$3.8 billion in assets, including US$2.1 billion in loss covered loans (FDIC covers 50% of loan losses up to an agreed threshold and 80% after that) On May 17th 2010, TD announced a definitive agreement to purchase 100% of the common shares of the South Financial Group Inc South Financial has a network of 176 stores 83 stores in South Carolina 66 stores in Florida 27 stores in North Carolina When this deal closes TD Bank, America's Most Convenient Bank, will have more than 1200 stores stretching from Maine to Florida 1. The acquisition of the South Financial Group is expected to close in July or August 2010, subject to regulatory and South Financial Group shareholder approvals 1

Recent U.S. acquisitions Recent U.S. acquisitions TD has focused on growth in the U.S. P&C market On April 16th 2010, TD acquired certain assets and liabilities from the FDIC as receiver of 3 Florida banks: Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank Covered 69 stores and 80 ATMs in Central Florida with the opportunity to develop new stores at 40 planned expansion sites Purchased US$3.8 billion in assets, including US$2.1 billion in loss covered loans (FDIC covers 50% of loan losses up to an agreed threshold and 80% after that) On May 17th 2010, TD announced a definitive agreement to purchase 100% of the common shares of the South Financial Group Inc South Financial has a network of 176 stores 83 stores in South Carolina 66 stores in Florida 27 stores in North Carolina When this deal closes TD Bank, America's Most Convenient Bank, will have more than 1200 stores stretching from Maine to Florida 1. The acquisition of the South Financial Group is expected to close in July or August 2010, subject to regulatory and South Financial Group shareholder approvals 1 1 1 1 1 1

Significant Scale and Attractive Footprint1 More than 1,200 stores in 15 states and the District of Columbia Located in top MSAs Presence in 10 of the 15 wealthiest states2 Strong positions in our markets Top 5 in deposits in 8 states3 Solid entry point for growth in North Carolina All measures on this slide are pro-forma completion of the South Financial Transaction. Based on Investable Personal Assets per Households. Source: Branchscape 2008, Novantas. Source: SNL Financial as at June 30, 2009. Top 10 in deposits in the U.S.3

The Canadian Economy has Outperformed One of the 10 most competitive economies Soundest banking system in the world Canadian economy outperformed over the last decade Average annual real GDP growth of 2.7% from 1997 to 2009 Canadian economy beginning to show signs of recovery Strong Canadian housing market Cyclical pressure on Canadian real estate due to the financial crisis, not structural Canadian market improving since the second half of 2009 Unemployment rate remained below prior recessionary peaks Strongest fiscal position among G-7 industrialized countries Lowest projected deficits Lowest overall debt level 1. The World Economic Forum, Global Competitiveness Report, 2009-10 1

Solid Financial System in Canada Strong retail and commercial banks Conservative lending standards All major wholesale dealers owned by Canadian banks, with stable retail earnings base to absorb any wholesale write-offs Responsive government and central bank Proactive policies and programs to ensure adequate liquidity in the system Updated mortgage rules moderate the market and protect consumers Judicious regulatory system Principles-based regime, rather than rules-based One single regulator for all major banks Regulator focuses on understanding risk management processes, including the role of the Board Conservative capital rules, requirements above world standards Capital requirements based on risk-weighted assets

Important differences between the Canadian and US systems Unlike U.S. regulatory structures, Canada has one regulator for all major banks - the Office of the Superintendant of Financial Institutions (OSFI) OSFI has focused on capital, and particularly the quality of capital Basel II was in place before the crisis Before the crisis OSFI required a Tier 1 ratio of 7%, of which 70% had to be common equity, in order to be considered 'well capitalized' Banks had ongoing dialogue with OSFI through the crisis and OSFI showed flexibility Based on robust internal capital adequacy discussions Canadian banks have pushed their Tier 1 ratios up, with most above 10% OSFI uses a principle based approach to risk Rather than a rules-based regime, the regulator focuses on ensuring that banks know and understand the risks that they are taking, since banks own the risks that flow from those decisions In Canada the large dealers are owned by the major banks, so there isn't an equivalent to Bear Stearns or Lehman Canada's mortgage market was a source of strength during the recession

Differences between the Canadian and U.S. mortgage markets Canada Products Conservative product offerings: Fixed or variable interest rate option New regulations on default insured mortgages implemented in April 2010 have moved the qualifying rate to a 5 year fixed rate on loans with variable rates or terms less than 5 years. 2% of the mortgage credit outstanding estimated to be non-prime Underwriting Terms usually 5 years or less, renewable at maturity Amortization up to a maximum of 35 years (40 years no longer available since Oct. 2008) Mortgage insurance mandatory if LTV over 80%, covers full loan amount Regulation and Taxation Mortgage interest not tax deductible Lenders have recourse to both borrower and property in most provinces Sales Channel External broker channel originated up to 30% U.S. Products Outstanding mortgages include earlier exotic products (interest only, options ARMs) Borrowers often qualified using discounted teaser rates, payment shock on expiry (underwriting standards have since been tightened) 10% of mortgage credit outstanding estimated to be non-prime Underwriting 30 year term most common Amortization usually 30 years, can be up to 50 years Mortgage insurance often used to cover portion of LTV over 80% Regulation and Taxation Mortgage interest is tax deductible, creating an incentive to borrow Lenders have limited recourse in most jurisdictions Sales Channel External broker channel originated up to 70% at peak, now less than 30%

What are the Big Issues Going Forward? Regulatory reform in the United States New Bank Taxes Capital reform proposals flowing from Basel

# Building the better bank every day

TD Bank Financial Group

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JUNE 29, 2010
1. Banking on change; Commercial activity, entrepreneurship return to the hood National Post
Spencer Leslie is young for a bank manager. But even at 33 he’s wise enough to not expect miracles overnight. He knows the new Toronto-Dominion Bank branch that he manages in Vancouver’s Downtown Eastside will struggle a bit at first. Some folks down here just don’t like or trust the big banks; they’ve been poorly served in the past. A few resent TD’s presence, just as they resent the entire Woodward’s development in which the new branch is housed. Spencer Leslie (Branch Manager, TD Canada Trust) quoted. See full story
2. S&P Revises Toronto-Dominion Outlook To Positive Dow Jones
Standard & Poor’s Ratings Services raised its outlook on Toronto-Dominion Bank (TD) to positive from stable, citing the bank’s success in exporting its strong domestic business model to the U.S. and its view that TD will also continue to outperform at home. TD mentioned. See full story
3. Canadian banks ‘have to go first’ in raising capital levels The Globe and Mail
New rules that will force banks to hold significantly more capital, but will not require all countries to adopt the changes simultaneously, are raising concerns that Canada’s banks will be left at a disadvantage. See full story
4. Overhaul Foes Let Loose Last Volleys The Wall Street Journal
Even as uncertainty over the fate of the financial-overhaul bill swelled Monday, analysts and investors expressed relief that the proposed changes would end some of the doubts that have dogged financial stocks for months. See full story
5. G20 blew it, leading economist says The Canadian Press
Beware a repeat of the 1870s and 1930s depressions. The morning after leaders of the big economies called for bitter medicine to cure the world’s ills, many analysts said the prescription will lead to slower growth and at least one prominent economist said it could trigger a depression. Craig Alexander quoted. Similar article in National Post, with a quote from Beata Caranci (AVP and Deputy Chief Economist). See full story
6. The Third Depression The New York Times
Recessions are common; depressions are rare. As far as I can tell, there were only two eras in economic history that were widely described as ''depressions’’ at the time: the years of deflation and instability that followed the Panic of 1873 and the years of mass unemployment that followed the financial crisis of 1929-31. Editorial written by Paul Krugman. See full story
7. Low rates may be creating ‘zombie banks’; Warning from BIS National Post
Central banks run the risk of distorting financial markets and creating “zombie banks” forever dependent on government support unless they quickly remove extraordinary measures and record low interest rates put in place to deal with the financial crisis, says the Bank for International Settlements. See full story
8. Keep fiduciary rules flexible, RBC’s Taft tells U.S. regulators; No ‘one size fits all’ National Post (Reuters)
As Wall Street braces for a tougher set of consumer protection rules from U.S. regulators, Royal Bank of Canada’s wealth-management chief says investors and the market would suffer under a single-standard approach. See full story
9. Fed’s not where it’s at, Merrill tells investors The Globe and Mail
Ethan Harris has some advice for investors who are fixating on the U.S. Federal Reserve Board for clues to the direction of financial markets: You’re hitching yourself to the wrong horse. See full story
10. Phila. Bank Shifts to Backup Plan American Banker

After its long-running merger talks collapsed in March, Republic First Bancorp Inc. in Philadelphia today finds itself in a more fortunate position than many banks — it has a Plan B. TD Bank mentioned. See full story
11. Protect your plastic while on vacation The Vancouver Sun
One of the first things anyone planning a long trip from home does is make arrangements to protect the most important things: a secure money belt, for example, to hold cash and documents, such as passports. But they tend to be a little more cavalier about their plastic. Joanne Nosworthy (VP, Account Recovery and Fraud Management) See full story
12. FORGING A NEW POWERHOUSE The Globe and Mail
On the surface, Wabi Iron and Steel Corp. looks like a small company destined to succumb to the forces that have sent much of Canadian manufacturing to the scrap heap. TD Economics mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Banking on change; Commercial activity, entrepreneurship return to the hood
National Post
06/29/2010
BRIAN HUTCHINSON
Pg. A3
Spencer Leslie is young for a bank manager. But even at 33 he’s wise enough to not expect miracles overnight. He knows the new Toronto-Dominion Bank branch that he manages in Vancouver’s Downtown Eastside will struggle a bit at first. Some folks down here just don’t like or trust the big banks; they’ve been poorly served in the past. A few resent TD’s presence, just as they resent the entire Woodward’s development in which the new branch is housed.
Earlier this month, someone demonstrated his contempt by smashing one of the bank’s large picture windows along Hastings Street.
No big deal. Broken glass isn’t anything new down here. It’s not the worst that happens, either. Mr. Leslie’s office is right at Hastings and Abbott St.; drug dealers peddle crack just across the pavement.
So what is TD doing here? The branch opened in January, one of a few large commercial enterprises lured to the new Woodward’s district by municipal tax breaks and the promise of a prosperity.
Next to the TD branch are a grocery store, part of billionaire Jimmy Pattison’s retail chain, and a London Drugs department store that offers everything from big screen televisions to aspirin.
With their big street-side presence and their extensive marketing campaigns, these large anchor tenants command lots of attention. But they’re just part of a stunning resurgence in commercial activity and entrepreneurialism that for decades had defined the Downtown Eastside, until the rot set in.

Not by coincidence, the renaissance starts at the new Woodward’s multi-use development — built where the old, iconic Woodward’s department store once stood — and spreads in all directions. It’s quite a view, from Mr. Leslie’s office.
His windows aren’t covered. The blinds aren’t coming down, he says. “People come up and knock on the window 20 times a day,” he says. “That’s okay. We’re open for business, and what you see in here, and from here, is what you get.”
No judgments. That’s what Mr. Leslie instructs his youthful banking staff. Treat all customers with the same degree of respect. “The second you stop doing that and look down on people, you’ve lost the game,” he says.
On my visit one morning, the branch was quiet. A few clients straggled in and were met by smiling tellers. The branch’s two bank machines — the only ones around for blocks — occasionally spat out cash. Two days later, business had picked up considerably; it was “Welfare Wednesday,” also known in the DTES as Mardi Gras, when social assistance and disability cheques appear and street activity surges.
Mardi Gras in the DTES is not always a pretty sight but the banking activity seemed a positive sign. The alternatives are those instant cheque cashing and payday loan centres that keep a high percentage of payments for themselves. There are also a few dodgy-looking convenience stores rumoured to charge desperate down-and-out customers $20 just to use their ATMs.
It’s better that a proper bank is in the neighbourhood, handling common transactions at competitive fees and providing other services. “We’ve had people in their 50s come in and open their first-ever savings accounts,” Mr. Leslie says.
The TD branch competes for their business with Pigeon Park Savings, a six-year-old community branch of Vancity Savings Credit Union that aims to “remove barriers to basic banking services” confronting poor people.
Mr. Leslie also sees “an enormous number” of young entrepreneurs who’ve recently set up shops and restaurants in the neighbourhood. Many began arriving after the Woodward’s district began its multi-phased opening late last year.
Walter Manning represents the new breed of independent businessmen. He’s 31, smart and determined. And he has a pedigree. His grandfather was at the same age when he opened his general store back in St. Bride’s, Newfoundland.
The similarities probably don’t stop there.
Mr. Manning, who is not a TD Bank client, has a passion for history, simple pleasures and products that are tried and true. His store, called the Old Faithful Shop, is filled with throwback cottage-type goods such as woolen car blankets, lanterns, wooden bird feeders, books of photography and such.
It is also flat out gorgeous. Mr. Manning and his partner Savannah Olsen looked around the neighbourhood before finding their Cordova St. storefront; it had sat empty for a year.
The building is 107 years old, with rippled glass windows and brick walls that Mr. Manning worked hard to expose. The Old Faithful opened six weeks ago; most of his customers, he says, live in the Downtown Eastside including many who are from the two new condominium towers at Woodward’s.
He’s also served people who have lived in the area for decades.
“They say they’ve seen big changes, and they’re really just starting to happen,” smiles Mr. Manning. “Welcome changes.”

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2. S&P Revises Toronto-Dominion Outlook To Positive
Dow Jones
06/29/2010
CAROLYN KING
Standard & Poor’s Ratings Services raised its outlook on Toronto-Dominion Bank (TD) to positive from stable, citing the bank’s success in exporting its strong domestic business model to the U.S. and its view that TD will also continue to outperform at home.
S&P affirmed its ratings on the Toronto-based bank and related entities, including its AA- long-term and A-1+ short-term counterparty credit ratings.
TD is Canada’s second-largest bank.
The ratings agency said TD’s substantial domestic market share in deposits and lending have “provided an underpinning of substantial stability and superior operating performance.”
It also noted TD’s growing retail presence south of the border.
In recent months, TD has expanded its footprint in the U.S. southeast, acquiring troubled South Carolina-based South Financial Group Inc. and three shuttered Florida banks.
S&P said TD now ranks as the sixth-largest bank in North America by branches and is number four in North America by deposits.
That growing U.S. presence exposes the bank to potential economic and asset-quality problems and adds integration risk. However, S&P said it views the bank’s acquisition strategy in the U.S. as aggressive but well executed.
It said it hopes the bank will concentrate on organic growth and integration efforts in the short to medium term. It also said it expects 2010 earnings to remain strong, and asset quality in the U.S. to improve.
Monday in Toronto, TD closed down 0.9% at C$70.69.
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3. Canadian banks ‘have to go first’ in raising capital levels
The Globe and Mail
06/29/2010
GRANT ROBERTSON
Pg. B6
New rules that will force banks to hold significantly more capital, but will not require all countries to adopt the changes simultaneously, are raising concerns that Canada’s banks will be left at a disadvantage.
At the G20 summit in Toronto, leaders of the world’s largest economies pushed ahead with tougher requirements on the amount of capital that banks must keep on hand to backstop their lending operations.
But in a concession made to nations with banking systems reeling from the global credit crisis, the G20 decided to phase in the changes, since the cost of raising capital levels will be hefty. Countries unable to meet the original deadline of late 2012 will now have flexibility based on their own circumstances.
This has caused concerns that Canada and countries such as Australia could be forced to incur the cost of boosting capital levels immediately, while other banking systems can put it off.
“We shouldn’t have to go first, when others may not have to go at the same time,” Nancy Hughes Anthony, chief executive officer of the Canadian Bankers Association, said in an interview. “It isn’t really fair for the successful banking systems to have to go on new stricter rules while others aren’t.”
The decision to phase in the higher capital requirements was one of several concessions the G20 leaders made to ease the burden of financial reforms on weaker economies.
The group also excluded Japan from a plan to cut national deficits in half by 2013, after Japanese leaders argued they would not be able to meet that target.
The G20 was expected to press ahead with higher capital standards for banks, but the staggered approach was an “acknowledgment that one size does not fit all,” said CraigAlexander, chief economist at Toronto-Dominion Bank.
Douglas Porter, deputy chief economist at Bank of Montreal, referred to the shift as a “wrinkle” in the original plan.
The specifics of the new capital requirements will be known later this year. The G20 has asked the Basel Committee on Banking Supervision — the international banking community’s regulatory body — to determine the higher standards. The changes will be based on what the global banking system can handle without crippling their ability to lend, and will be finalized at the next G20 meetings in Seoul in November.
“The amount of capital will be significantly higher and the quality of capital will be significantly improved when the new reforms are fully implemented,” the final G20 communiqué said on Sunday.
Estimates peg the total cost of raising capital at nearly $400-billion (U.S.) for banks around the world. Canadian financial institutions have enough capital on their books to exceed current standards and are unclear what the G20 changes will require.
Some Canadian banks are waiting to see what the new standard will be before freeing up surplus capital for other purposes, such as expansion, acquisitions or dividend payments.
“That is really the new element that came out of the communiqué, and we’re all seeking further clarification of exactly what that means,” Ms. Hughes Anthony said.
On the other side of the debate, the International Banking Federation praised the staggered approach, since it gives many of its members breathing room on the new capital requirements. Economists figure European banks could benefit.
“We welcome the fact that the G20 has stepped away from imposing an arbitrary timeline for the implementation of new measures and has instead agreed to phase-in requirements ... when national economic conditions allow,” the IBF said in a statement.
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4. Overhaul Foes Let Loose Last Volleys
The Wall Street Journal
06/29/2010
ROBIN SIDEL and DAN FITZPATRICK
Pg. C1
Even as uncertainty over the fate of the financial-overhaul bill swelled Monday, analysts and investors expressed relief that the proposed changes would end some of the doubts that have dogged financial stocks for months.
Shares of many banks and securities firms slipped Monday, erasing some of their gains Friday after lawmakers agreed to the bill’s final language, which could be voted on by the House and Senate this week.
While bankers still sifting through the legislation said it is less draconian than they initially feared, a weekend of number-crunching left no doubt that the changes would hurt the bottom line at thousands of banks, brokerage firms and other financial companies.
“This is wrong, and we have one last chance to do something about it,” the American Bankers Association wrote in an email to its members, urging them to write opposition letters to members of Congress. Financial-industry lobbyists are aiming at Republicans who voted in favor of the Senate version, hoping to change their position when the final bill comes up for a vote.
“You keep playing until the whistle blows,” says ABA spokesman Peter Garuccio.
Inside most banks, the mood already has switched to assessing how much revenue and earnings are likely to evaporate if the bill becomes law — and how to make up for the forgone money. Keith Horowitz, an analyst at Citigroup Inc., estimated the legislation would reduce annual earnings per share for big U.S. banks by 6%, down from his previous estimate of 11%.
“The rules did not include some of the more worrisome potential outcomes that could severely impact bank profitability or force a new wave of capital raises,” Mr. Horowitz wrote in a note to bank-stock investors.
The landmark legislation touches nearly every corner of the nation’s largest financial firms by setting new rules on risky trading, derivatives, consumer lending and even debit cards.
Banks contend they would lose billions of dollars in annual revenue from the new rules, warning they would have to increase fees paid by customers.
But several changes that emerged last week could shield financial firms from even bigger turmoil. In particular, banks would be permitted to collect hefty fees from managing hedge funds, private equity and real-estate funds that contain client money as long as they don’t invest more than 3% of the bank’s capital in the entities. The impact would also likely be muted because some new rules won’t go into effect for years.
“While this may lead to further surprises down the line, we see this as important, as financial institutions have time to adapt their business models,” Goldman Sachs Group Inc. analyst Richard Ramsden wrote in a report to clients.
David Katz, president and chief investment officer of Matrix Asset Advisors Inc., a money-management firm that owns shares of Bank of America Corp. and Morgan Stanley, said the banks “will be able to work through it.” Even though the changes will hurt earnings, stock prices mightn’t suffer because “the banks have been trading so poorly that from current levels, we think there is [buying] opportunity,” he said.

Industry lobbyists expect the final bill to easily pass the House.
In the Senate, though, the bill’s prospects were clouded Monday by the death of Sen. Robert Byrd (D., W.Va.) and a statement by Sen. Russ Feingold (D., Wis.) saying he won’t vote for the overhaul when it reaches the Senate floor.
Meanwhile, Sen. Scott Brown (R., Mass.), who previously voted for the bill along with three other Republicans, indicated Monday he might oppose the final legislation because of a late addition that would levy roughly $20 billion of new fees on banks.
“My fear is that these costs would be passed on to consumers in the form of higher bank, ATM and credit-card fees and put a strain on lending at the worst possible time for our economy. I’ve said repeatedly that I cannot support any bill that raises taxes,” he said in a statement.
In Maine, some bankers and credit unions are applying pressure to Sens. Olympia Snowe and Susan Collins. The two Republicans also voted for an earlier version of the bill. “We want them to go back to the drawing board,” said Chris Pinkham, president of the Maine Association of Community Banks, who asked bankers to write letters or make phone calls to the senators.
Maine’s credit unions oppose the bill because it regulates fees, known as “interchange,” that financial institutions charge to merchants on debit-card transactions.
“We don’t support reform as long as interchange is a part of it,” says John Murphy, president of the Maine Credit Union League.
Ms. Snowe and Ms. Collins “have been very willing to understand the concerns that have been raised,” he says.
A credit-union trade group saw Mr. Byrd’s death as an opportunity to push its opposition of interchange-fee regulation.
“Sen. Byrd was a champion of Main Street, and we hope his colleagues will give careful consideration to the harmful impact the interchange amendment could have on the 92 million Americans who depend on credit unions for basic financial services, including debit cards,” Fred Becker, president of the National Association of Federal Credit Unions, said in a statement.
Among financial stocks, Bank of America fell 18 cents, or 1.2%, to $15.24 on Monday, while J.P. Morgan Chase & Co. was down 90 cents, or 2.3%, to $38.54, and Goldman Sachs slipped $3, or 2.1%, to $136.66. Morgan Stanley sank 49 cents, or 2%, to $24.52. Shares of all four companies rose Friday.
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5. G20 blew it, leading economist says
The Canadian Press
06/29/2010
JULIAN BELTRAME
Beware a repeat of the 1870s and 1930s depressions.
The morning after leaders of the big economies called for bitter medicine to cure the world’s ills, many analysts said the prescription will lead to slower growth and at least one prominent economist said it could trigger a depression.

The alarming analysis came from Nobel laureate Paul Krugman, who argued in the New York Times that by turning on a dime from stimulus to restraint, governments are threatening to turn a recession into a full-fledged depression.
“We are now, I fear, in the early stages of a third depression,” Krugman writes. “And this third depression will be primarily a failure of policy. Around the world ... governments are obsessing about inflation when the real threat is deflation.”
The other two recorded depressions — lengthy and deep economic contractions — occurred in the 1870s and the 1930s.
Even some economists who agreed with the G20 consensus, such as Craig Alexander of TD Bank and Brian Bethune of IHS Global Insight, wondered if countries such as Germany were taking austerity too much to heart.
Of course the G20 leaders don’t see it that way.
Spooked by Europe’s debt crisis, leaders in Toronto, with the possible exception of Japan and the U.S., believe spending cuts to at least halve deficits in the developed world by 2013 are essential to avert, not cause, a second financial meltdown.
That policy was aimed at preventing what has laid low Greece from striking other indebted countries, and was pre-endorsed by the International Monetary Fund.
On Monday, the Bank of International Settlements added another official blessing, stating: “The first and most immediate challenge is to make a convincing start on reducing budget deficits in the advanced economies.”
Krugman’s response is that by withdrawing stimulus now, when the recovery has barely begun, countries are repeating the mistake made in the 1930s when government’s started tightening at the first sign of progress, causing the economy to turn south again.
There is only the slimmest of evidence that Europe, the world’s largest market, has escaped recession, and in North America, both the U.S. and Canada are in the midst of a pull-back just months after strong rebounds that began last fall.
All the fresh data coming out of Canada suggests April’s growth, when it is revealed Wednesday, will fall to about 0.1 per cent from 0.6 per cent in March. Similarly, second quarter growth is now expected to be less than half the 6.1 per cent pace in the first three months.
There’s little doubt that the recovery, even in North America, remains fragile, says Bethune. But it is going too far to say fiscal tightening will cause a depression.
He says the damage of government restraint can be offset by stimulative monetary policy that keeps interest rates as low as possible — a policy that Canada should return to. Bethune believes the Bank of Canada’s signals it would raise rates this spring, followed by a 25-basis point hike in June, caused real rates to rise by one per cent overall and exacerbated the slowdown.
Besides, added Alexander, Europe’s weak sisters had little choice, although he questioned if Germany too eagerly embraced the policy.
“The fiscal austerity ultimately had to come,” he said, since markets were not going to finance sky-high sovereign debt much longer.
“In the case the case of Greece, Portugal, Spain and Ireland, it had to happen now. In the case of Germany, maybe the government did not have to impose quite as much austerity in the near term.”
Krugman’s argument is that fiscal restraint is correct when economies are strong. But, under these circumstances,

restraint actually causes the problem you are trying to solve, since by slowing growth, governments reduce their tax intake and deficits rise rather than fall.
And he has the example of the 1870s and 1930s to back him.
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6. The Third Depression
The New York Times
06/28/2010
PAUL KRUGMAN
Pg. A19
Recessions are common; depressions are rare. As far as I can tell, there were only two eras in economic history that were widely described as ''depressions’’ at the time: the years of deflation and instability that followed the Panic of 1873 and the years of mass unemployment that followed the financial crisis of 1929-31.
Neither the Long Depression of the 19th century nor the Great Depression of the 20th was an era of nonstop decline — on the contrary, both included periods when the economy grew. But these episodes of improvement were never enough to undo the damage from the initial slump, and were followed by relapses.
We are now, I fear, in the early stages of a third depression. It will probably look more like the Long Depression than the much more severe Great Depression. But the cost — to the world economy and, above all, to the millions of lives blighted by the absence of jobs — will nonetheless be immense.
And this third depression will be primarily a failure of policy. Around the world — most recently at last weekend’s deeply discouraging G-20 meeting — governments are obsessing about inflation when the real threat is deflation, preaching the need for belt-tightening when the real problem is inadequate spending.
In 2008 and 2009, it seemed as if we might have learned from history. Unlike their predecessors, who raised interest rates in the face of financial crisis, the current leaders of the Federal Reserve and the European Central Bank slashed rates and moved to support credit markets. Unlike governments of the past, which tried to balance budgets in the face of a plunging economy, today’s governments allowed deficits to rise. And better policies helped the world avoid complete collapse: the recession brought on by the financial crisis arguably ended last summer.
But future historians will tell us that this wasn’t the end of the third depression, just as the business upturn that began in 1933 wasn’t the end of the Great Depression. After all, unemployment — especially long-term unemployment — remains at levels that would have been considered catastrophic not long ago, and shows no sign of coming down rapidly. And both the United States and Europe are well on their way toward Japan-style deflationary traps.
In the face of this grim picture, you might have expected policy makers to realize that they haven’t yet done enough to promote recovery. But no: over the last few months there has been a stunning resurgence of hard-money and balanced-budget orthodoxy.
As far as rhetoric is concerned, the revival of the old-time religion is most evident in Europe, where officials seem to be getting their talking points from the collected speeches of Herbert Hoover, up to and including the claim that raising taxes and cutting spending will actually expand the economy, by improving business confidence. As a practical matter, however, America isn’t doing much better. The Fed seems aware of the deflationary risks — but what it proposes to do about these risks is, well, nothing. The Obama administration understands the dangers of premature fiscal austerity — but because Republicans and conservative Democrats in Congress won’t authorize additional aid to state governments, that austerity is coming anyway, in the form of budget cuts at the state and local levels.
Why the wrong turn in policy? The hard-liners often invoke the troubles facing Greece and other nations around the edges of Europe to justify their actions. And it’s true that bond investors have turned on governments with intractable deficits. But there is no evidence that short-run fiscal austerity in the face of a depressed economy reassures investors. On the contrary: Greece has agreed to harsh austerity, only to find its risk spreads growing ever wider; Ireland has imposed savage cuts in public spending, only to be treated by the markets as a worse risk than Spain, which has been far more reluctant to take the hard-liners’ medicine.
It’s almost as if the financial markets understand what policy makers seemingly don’t: that while long-term fiscal responsibility is important, slashing spending in the midst of a depression, which deepens that depression and paves the way for deflation, is actually self-defeating.
So I don’t think this is really about Greece, or indeed about any realistic appreciation of the tradeoffs between deficits and jobs. It is, instead, the victory of an orthodoxy that has little to do with rational analysis, whose main tenet is that imposing suffering on other people is how you show leadership in tough times.
And who will pay the price for this triumph of orthodoxy? The answer is, tens of millions of unemployed workers, many of whom will go jobless for years, and some of whom will never work again.
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7. Low rates may be creating ‘zombie banks’; Warning from BIS
National Post
06/29/2010
JOHN GREENWOOD
Pg. FP12
Central banks run the risk of distorting financial markets and creating “zombie banks” forever dependent on government support unless they quickly remove extraordinary measures and record low interest rates put in place to deal with the financial crisis, says the Bank for International Settlements.
The comments come a day after Group of 20 leaders agreed that member countries should be allowed to choose their own direction on tackling ballooning deficits and removing fiscal stimulus.
“We cannot wait for the resumption of strong growth to begin the process of policy correction,” Jaime Caruana, the BIS general manager, told the bank ‘s annual general meeting yesterday.
Banks around the world reported bumper profits last year, but the results were distorted by measures taken by countries in the wake of the meltdown and the financial system is still fragile. Mr. Caruana said.
The longer governments and central banks wait to boost interest rates and cut deficits, “the larger will be the distortions they create, both domestically and internationally,” said the BIS in its annual report, released yesterday.
The organization is worried that banks will become too dependent on government support to survive in a normal environment.
Moreover, the distortions are a serious threat to the broader market, leading investors to take on excessive risks, and encouraging companies to postpone the recognition of losses, which in turn will set the stage for another potentially even more serious phase of the financial crisis, according to the BIS.
“To put it bluntly, the combination of remaining vulnerabilities in the financial system and the side effects of such a long period of intensive care threaten to send the patient into relapse,” the BIS report said.
Based in Basel, Switzerland, the BIS is an association of central banks aimed at coordinating monetary policy and increasing transparency in the financial system.
Several analysts have raised concerns about the Bank of Canada ‘s low interest-rate policy, warning that it has led to record levels of household debt and driven house prices close to a record high. That has left Canada vulnerable if the economy takes another dip, with banks taking it on the chin, they say.
For its part, the Bank of Canada has laid out a plan to gradually raise interest rates, while the domestic banks have been tightening mortgage rules. Analysts say the challenge is to do it quickly enough to head off any potential debt bubbles, but not so quickly as to shock the system and set off a spike in defaults.
Tim O’Neill, a principal at O’Neill Strategic Economics, said the central bank has done a good job of maintaining the right balance.
“They are keeping an eye on both the domestic and international front” and they have been “clear and unequivocal” about telegraphing their intentions to the market, Mr. O’Neill said. “It’s clear that central banks will have to start reversing course. The question is how the different rates of reversal will affect fiscal discipline — that’s going to be the key.
“Canada and Australia have already moved [because they were less impacted by the recession]. If you look at the U.S. or the
U. K, where you are still a long way from full employment, there is a reasonable lead time for central banks to raise interest rates. They have more runway than a country like Canada.”
But the bottom line is that the global financial system is awash in liquidity and one way or another, that’s got to be sopped up, he said.
Doug Porter, deputy chief economist at Bank of Montreal , questioned the BIS comments. “I think that advice is potentially misguided, given the fragility of the global recovery,” he said. “I think the G20 is doing the right thing. We have to make sure this recovery sticks and it’s being tested in a very meaningful fashion right now.”
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8. Keep fiduciary rules flexible, RBC’s Taft tells U.S. regulators; No ‘one size fits all’
National Post (Reuters)
06/29/2010
JOSEPH A. GIANNONE
Pg. FP5
As Wall Street braces for a tougher set of consumer protection rules from U.S. regulators, Royal Bank of Canada’s wealth-management chief says investors and the market would suffer under a single-standard approach.
John Taft said the rules should vary according to the functions that brokers serve, from trading and planning to insurance and lending.
“A one-size-fits-all solution does not work,” Mr. Taft, who is also chairman-elect of SIFMA, Wall Street’s lobbying group, said in an interview yesterday. “The people who are advocating a one-size approach to the fiduciary standard only offer one size: they’re investment advisors.”
A fiduciary standard in simple terms requires an advisor to always put his client’s interests first. Brokers are required to make “suitable” recommendations, a far easier standard.
Following trillions of dollars of losses in the 2008 financial meltdown, regulators pushed Congress to impose the tougher fiduciary standard on anyone who provides personal financial advice to individuals.
SIFMA last year said it supported a single standard for brokers and investment advisors.
Congress hammered out financial regulatory reforms last week, but the rules will be written by the Securities and Exchange Commission following a six-month study.
When the SEC gets to work on drafting therules— and Mr. Taft says there is no question a fiduciary standard is coming—it ought to take into account the many ways clients work with full-service brokers, he said.
“If you want to take the standard for investment advisory activity and extend it to a full-service wealth management firm’s range of products and services, you’ve got to change it,” he said. “It has to be tailored to different activities.”
Mr. Taft, and the brokerage industry, contend that individuals want one-stop shopping for all their financial services. Under a strict financial advisory standard, he said, brokers would no longer be allowed to extend credit or sell insurance.
Complicating the matter, Mr. Taft said, is the fact that the “fiduciary standard” does not appear in the laws that govern brokers or investment advisors, with the exception of the ERISA public pension plan rules.
Under the glare of investor and industry scrutiny, the SEC will be under the gun to draft such a standard. The sparring over a higher standard for all wealth managers, rather than being over, is simply moving from Congress to a new battlefield.
And the brokerage industry intends to keep fighting.
“Whatever you do, don’t compromise the ability of individual investors to walk in the doors of a wealth management firm and get all the products and services they get today in one place,” Mr. Taft said. “If you do that, you haven’t helped the investor, you’ve harmed him.”
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9. Fed’s not where it’s at, Merrill tells investors
The Globe and Mail
06/29/2010
DAVID PARKINSON
Pg. B12
Ethan Harris has some advice for investors who are fixating on the U.S. Federal Reserve Board for clues to the direction of financial markets: You’re hitching yourself to the wrong horse.
“My advice to investors is, don’t read anything about the Fed these days. It’s a non-story,” Mr. Harris, head of developed-markets economics research at Bank of America Merrill Lynch , told investors and media at the big U.S. investment bank’s mid-year economic and markets outlook event in New York on Monday. “The Fed is many, many months from tightening.”
In a wide-ranging presentation from Merrill’s top strategists, the investment bank offered a cautiously upbeat outlook for the rest of 2010 and into 2011 — something of an evolution away from the bank ‘s more bearish tone of previous years, perhaps reflecting a changing of the guard at Merrill’s research department since Bank of America acquired the prominent Wall Street investment house early last year.
Merrill’s current group of strategists is telling investors that despite cheap liquidity and high government deficits, inflation is not a threat in the United States; that the European sovereign-debt problems look likely to be well-contained; and that government deficit reductions won’t be as difficult or painful as many people fear.
As a result, Merrill’s experts predict a slow-but-gradual “healing” of the U.S. economy, solid growth in emerging economies, relatively stable financial markets — and opportunities for equity investors to cash in.
“The odds right now greatly favour the bull,” said David Bianco, head of U.S. equity strategy.
Mr. Bianco argued that the markets are pricing in another recession — which has left U.S. stocks undervalued relative to their earnings-growth outlook. He said that even pricing the S&P 500 based on a modest valuation of 15 times forward earnings estimates, it looks poised for something like 1,300 by the end of 2010 — more than 20-per-cent higher than current levels.
And this could happen even in an environment of fairly modest U.S. economic growth, he said, because the stocks in the S&P 500 have much more exposure to foreign markets than the broader U.S. economy does — meaning more exposure to parts of the world likely to outpace the U.S. economy.
“Too often we look at the S&P 500 through a U.S. prism,” he said. In reality, 40 per cent of the U.S. stock benchmark’s earnings are derived from foreign markets. It also has a greater exposure to commodities relative to the U.S. economy, which adds to the influence of economic growth in developing markets such as China.
Mr. Bianco noted that the S&P 500 does derive 18 per cent of its profits from troubled Europe, but said most of that is outside the financial sector, and thus less at risk to the sovereign debt threat.
“As long as Europe doesn’t go into full-blown recession, S&P European profits should be fine.”
Mr. Harris played down concerns that government austerity commitments, the centrepiece achievement of the G20 summit, threaten the economic recovery. He said they should be able to naturally grow their way out of the deficits to meet the deficit-reduction targets by 2013, without any stifling spending cuts or tax increases.
“What does that require? They don’t have to do anything,” he argued.
The one big concern for the U.S. economy, though, remains the still-weak jobs market.
“Job growth is essential to the healing process,” Mr. Harris said. “It’s the key to sustainable growth.”
But even there, he sees steady improvement as the year progresses, the U.S. economy shows traction and companies finally get back to hiring.
“We think that people overfired” during the recession, he said.
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10. Phila. Bank Shifts to Backup Plan
American Banker
06/29/2010
KATE DAVIDSON
Pg. 1 Vol. 175 No. 99
After its long-running merger talks collapsed in March, Republic First Bancorp Inc. in Philadelphia today finds itself in a more fortunate position than many banks — it has a Plan B.
The $967.5 million-asset company last week raised $28.1 million in fresh capital, which it may use to add branches and finance loans while it rides out the industry downturn.
Republic First hasn’t lost its ambition, either: It still aims to be a leader in the Philadelphia market. Yet it must shore up its balance sheet before it can focus on growth, analysts say.
“It all depends on how quickly we can see credit losses come down here over the next few years,” said Jason O’Donnell, an analyst at Boenning & Scattergood Inc. “If they’re able to improve in commercial real estate and construction and landloan losses, then they are going to be sitting in a situation by mid to late next year where they’ll have a nice allocation of excess capital that they can then think about deploying offensively.”
But Republic First is a long way from that point, O’Donnell said. It wanted to raise $40 million but could pull off only $28.1 million.
It’s also a long way from its condition in November 2008 when it announced a deal with Metro BancorpInc.of Harrisburg, Pa., in which Metro would have absorbed Republic First’s operations. After several deadline extensions, the deal fell apart in March amid regulatory uncertainty and Republic First’s deteriorating credit quality.
The company widened its loss in 2009 to $11.4 million, from a loss of $472,000 in 2008. Its provision for loan losses nearly doubled, from $7.5 million in 2008 to $14.2 million in 2009. And its nonperforming assets ratio has jumped from 1.65% in September 2008 to 4.95% at March 31. Like others in the Philadelphia market, Republic First faced rising losses in its commercial real estate portfolio, which makes up 72% of total loans, according to a quarterly filing with the Securities and Exchange Commission.
On March 15, the companies announced that, with no regulatory approval in sight, they were abandoning the deal.
Yet a little more than a month later, Republic First announced it was seeking fresh capital to move forward with its strategy to become a retail-focused bank.
It managed to attract some investors, but couldnot raise as much as it wanted. Also, the offering was highly dilutive to shareholders, more than doubling the number of shares outstanding, said Ned Douthat, an analyst at Ockham Research.
“Clearly, the market has not given them a whole lot of benefit of the doubt,” he said.
Still, the capital-raising effort represents something of a fresh start. Though Republic First did not return phone calls seeking comment, it said in the prospectus that it plans to begin operating as “Republic Bank,” the name under which the bank was incorporated and did business from 1988 until 1996.
Also, over the past two years it has added executives from Commerce Bancorp Inc. of Cherry Hill, N.J., which was bought by Toronto-Dominion Bank’s TD Banknorth Inc. of Portland, Maine, in March 2008. Commerce was founded by Vernon W. Hill 2nd, one of Republic First’s largest shareholders and a co-founder of Metro Bancorp. The management changes are part of “the continuing process of transforming Republic First Bank into the premier retail bank in the Philadelphia metropolitan area,” Republic First’s chief executive, Harry Madonna, said in a statement last month.
For more than a year it has been working to lower its concentration of commercial real estate loans, reducing the portfolio by 17% in 2009, according to the prospectus. It was also well capitalized as of March 31, with a Tier 1 capital ratio of 11.9%.
Republic First also said it had applied to open a branch in Haddonfield, N.J., and plans to pursue more de novo branching opportunities in its market this year.
“We continue to believe that an attractive niche exists serving small- to medium-sized business customers not adequately served by our larger competitors, and we will continue to seek opportunities to build commercial relationships to complement our retail strategy,” it said in the prospectus.
But with stress in commercial real estate expected to continue, analysts were doubtful that Republic First will be able to accomplish more this year than working through its credit problems.
“I can certainly see them doing that, I just can’t imagine that they’re going to be growing aggressively anytime in the next few quarters,” O’Donnell said.
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11. Protect your plastic while on vacation
The Vancouver Sun
06/29/2010
KIM COVERT
Pg. C2
One of the first things anyone planning a long trip from home does is make arrangements to protect the most important things: a secure money belt, for example, to hold cash and documents, such as passports. But they tend to be a little more cavalier about their plastic.
“They check into their hotel room and they would put their passports in the hotel room safe, but if they were going for a walk, for example, they don’t then put their wallet in the safe with their cards,” says Joanne Nosworthy, TD Canada Trust’s vice-president of account recovery and fraud management.
Nosworthy has these tips for travellers:
- Protect your PIN. Just like at home, make sure you shield the hand entering your PIN number. "[Thieves] need both your card and your PIN to make use out of that card,” she says.
Picking your ATM carefully also helps. Regular, well-lit bank branches during office hours are best. Banks worldwide protect their ATMs, says Nosworthy . “They go out every hour on the hour to make sure nobody’s tampered with them, nobody’s damaged them, etc., so whenever you’re using an ATM in a popular bank location, obviously those ATMs are being very closely watched and monitored anywhere in the world.” You can also change your PIN number after you return from vacation for insurance.
- Keep your receipts: Keep track of what you pay for with your card and check the receipts against the bill when it comes in to make sure that you’re only being charged for what you purchased.
- Notify the card issuer that you’re going on vacation: Issuers keep an eye out for unusual spending patterns on your cards and might cancel your card if they don’t think it’s you buying rugs in Istanbul. Nosworthy says that issuers will go back to check to see if there are other charges on the card that can be traced to you to explain the spending — airline tickets purchased on that card, for example, but if you’re spreading out the expenses on several cards, no connection might be apparent.
The good thing about losing your credit cards is that, unlike when your cash is lost, they can be replaced. Just remember to write down the emergency telephone number listed on the back of the card and keep it safe.
“The [bank] issuers are all really good about finding ways to help people in those emergency situations,” says Nosworthy . “If, for example, you were in Mexico and your credit card got stolen so you were now in a bind, they will work through Visa or MasterCard international to get you some emergency cash to get you a card within 24-48 hours, depending on where you are in the world. You’re not totally stranded, they’ll find ways to assist, but you need to get to the issuer and if you don’t have your card to turn over it’s a little more difficult. Make sure you’ve got some of those numbers of people that can help you.”
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12. FORGING A NEW POWERHOUSE
The Globe and Mail
06/29/2010
GREG KEENAN and BRIAN MILNER
Pg. B1
On the surface, Wabi Iron and Steel Corp. looks like a small company destined to succumb to the forces that have sent much of Canadian manufacturing to the scrap heap.
Wabi’s factories are almost a century old. Many of its products — mining cages, ore loading systems and pump housings — are bound for export markets, a problematic destination when the Canadian dollar is strong, as it is now. To add to its challenges, Wabi is located in New Liskeard, Ont., in the heart of Northern Ontario mining country, but thousands of kilometres from mines operated by some key customers.
None of that bothers Wabi president Peter Birnie. He and his management team thrive on what others might consider disadvantages.
“New Liskeard, in our opinion, is the centre of the world,” Mr. Birnie says.
For Wabi, the battle against larger rivals in distant markets such as Chile and Australia starts on the factory floor with a non-stop campaign to improve efficiency, reduce waste and eliminate bottlenecks — in short, to increase productivity.
Wabi’s daily fight for higher productivity is being duplicated at many Canadian companies. The outcome of their struggles will determine how Canada fares in the global market against growing competition from low-wage countries such as Mexico, China and India.
The G20 summit focused partly on correcting global fiscal and trade imbalances. To help redress the imbalance on the trade side, Canada must boost its exports. Fixing its lagging productivity would go a long way to helping the country become more competitive in global markets.
In recent years the bulk of businesses across Canada have done a poor job of doing more with less. The country’s dismal productivity performance has prompted Bank of Canada Governor Mark Carney to call out Canadian firms, blaming executives for the poor showing and urging them to increase investment.

Improving the country’s performance is crucial for all Canadians and not just a theoretical exercise for economists, Bank of Canada governors, and consultants bearing flow charts. “ In the long run, our standard of living is based on the productivity of the country. It’s that simple,” says Andrew Sharpe of the Ottawa-based Centre for the Study of Living Standards.
Canadian productivity has inched ahead by only about 0.7 per cent a year over the past decade. And in 2008, it actually shrank by 0.6 per cent, according to the OECD, which ranks this country’s performance behind such economic basket cases as Greece and Spain. That same year, the United States, Canada’s biggest trading partner, boosted its productivity by 1.3 per cent, widening an already large gap.
Toronto-Dominion Bank recently described Canada’s record on productivity as appalling. If Canadian productivity growth remains sluggishover the next 10 years while an aging labour force expands at a projected annual rate of about 0. 5 per cent, GDP will grow at only slightly more than 1 per cent a year, or about a third of its historic pace, calculates Craig Alexander, chief economist with the bank.
Slow growth would, in turn, hurt the ability of governments to raise sufficient revenues to meet the rising costs of health care, education and other social priorities. “ This is why productivity is probably the No. 1 problem facing Canada today, from an economic perspective,” Mr. Alexander says.
Tyler Cowen, an economics professor at George Mason University in Arlington, Va., who specializes in globalization issues, said: “ My main worry is that Canada is becoming too resource-dependent and is not obsessing enough over human capital ... High resource prices have been good for Canada, but at the same time have given the country too easy a ride.”
There are time-honoured ways to boost productivity, including increasing investment capital, reducing wages and making better use of technology. Failure to tackle the problem can sound the death knell for any company.
“Are there [Canadian] companies that have not succeeded because of productivity? Unfortunately, yes,” says Robert Hattin, president of Edson Packaging Machinery in Hamilton. Mr. Hattin believes many companies are not willing to invest enough to take advantage of growth opportunities presented by global markets. “It’s a mindset within these companies, whether they are branch plants of multinationals or private companies. You have got to want to play. If you’re scared of it, do your employees a favour. Sell your company to somebody who wants to make it grow.”
If Mr. Carney is seeking an example of Canadian companies that are addressing the problem head on, he should come to Wabi, where Mr. Birnie and his team have discovered that improving productivity can be deceptively simple, even for smaller companies without access to huge amounts of capital.
When it comes to well-paid jobs, there aren’t a lot of options in New Liskeard, a town of about 5,000 people and two Tim Hortons outlets, 500 kilometres north of Toronto. But Wabi’s lean operating style has enabled the firm to continue employing about 120 people.
Along the east wall of one factory on the site Wabi has occupied since 1912 is a shiny new steel door. The factory is the home of the company’s mechanical business, which makes products including cages that carry miners down to the depths, as well as giant steel boxes called skips that are lowered into mine shafts, then filled with ore and rock and hauled back to the surface.
A Wabi team started looking for ways to improve the factory by drawing up “spaghetti diagrams” that track the flow of material that goes into assembling products.
The diagrams showed that steel and other raw materials were coming into the shop from the existing door on the west end of the L-shaped building at the same time as workers were trying to move finished products out through the same door.
“That was causing a huge mess,” says vice-president Stan Gorzalczynski, noting that manufacturing had been done that way since Wabi started up.
So the company built a road on the east side of the property and installed a new door. Now raw materials come in the east door and finished skips go out the other end. That has helped cut in half the amount of time it takes to fabricate a skip.
“In the end you look at that and say: ‘Wouldn’t you have done that in 1912?’” Mr. Gorzalczynski asks. “I’m embarrassed to say it took us nearly 80 years to decide a door was needed on the other end of the shop.”
Revenue from the mechanical business has tripled since the productivity project began, Mr. Birnie says. His target for Wabi as a whole is to more than double revenue over the next five to six years to the $40-million to $50- million range. Revenue in 2009 was about $18-million.
Mr. Birnie, who grew up in New Liskeard, bought the company in 1995 after retiring from accounting firm Grant Thornton LLP, where he was a member of the national policy board for 10 years.
Wabi is named after an Algonquin chief who established his camp at the head of Lake Temiskaming. The firm was founded in 1907 when two Englishmen capitalized on the need for a repair shop and foundry to make parts for local steamboats and sawmills.
The company took off as a mining supplier with the discovery of silver and other minerals in Cobalt, about 16 kilometres away.
The history is not lost on Mr. Birnie and Mr. Gorzalczynski. While the executives lead a visitor on a tour of played-out silver mines in Cobalt, Mr. Birnie scrambles to check out a rusted mining car to determine if it came out of Wabi’s shop. It did.
During the Second World War, under John McKay-Clements, one of the $1-a-year men who donated their services as senior executives to help drive Canadian business during the conflict, Wabi turned out depth-charge racks and other war materials for the RCN. The $1 salary cheques Mr. McKay-Clements received in 1942, 1943 and 1944 are framed and adorn a small space in the art gallery attached to the company’s head office.
These days, business is international and the pressure to shave costs and improve productivity is unrelenting. A cheaper work force alone is not the answer.
“There is no advantage going to a place where wages are low, if you don’t get good value for what you pay,” says Brian Crowley of the Macdonald-Laurier Institute, a public policy think tank in Ottawa. “As a well-known economist used to say, if low wages were the issue, Haiti would be the manufacturing capital of the world.”
The issue, Mr. Crowley contends, is cost relative to performance.
At Wabi, Mr. Gorzalczynski meets weekly with workers to kick around ideas to reduce waste and increase efficiency. Out of one of these meetings came an idea to reduce the time it takes to weld components.
The welding machines have a feeder that carries the wiring and the gas and holds the welding gun. Every time an operator shifted to a different location the entire apparatus had to be moved. So an employee came up with the idea of suspending the welding machines and moving the parts to fixed stations, which cut as much as an hour out of the welding time. “ That’s not management, that’s the shop saying: ‘This will work,’” Mr. Gorzalczynski says.
The linchpin of the productivity initiative at Wabi is a program called 5S — sort, straighten, sweep, standardize and sustain. One aspect of 5S involved putting all tools in one location so workers don’t have to wander around the shop looking for them. “Any time you have to go find something, you’re not adding value,” says manufacturing engineer Isaac Blount.
Employees now have the ability to view parts in 3D on computers in the factory, meaning workers don’t need to walk 100 metres into the engineering office to check dimensions.
But Wabi officials weren’t sure last year whether what they were doing was making things any better. So they hired Grant Thornton to quantify the gains and devise a more-rigid schedule for manufacturing. “ The sales grew and [they] didn’t increase the work force. That’s the equation we like to see,” says Derrick Somers, project chief of productivity improvement for Grant Thornton.
Not surprisingly, Mr. Birnie is an apostle of productivity and lean manufacturing. The Toyota Way, a study of the auto maker’s legendary production system, sits on a shelf in his office, next to Six Thinking Hats, written by innovation guru Edward de Bono.
“This is truly a business of pennies,” Mr. Birnie says, speaking over the sound of a forklift grinding away in Wabi’s yard. “ How do you take 10 seconds out of an operation?”
He is convinced that Mr. Carney’s hectoring about productivity, and that of his Bank of Canada predecessor David Dodge, is not as helpful to Canadian business as would be an increase in the budgets of Canadian trade offices in some foreign markets
But Mr. Sharpe of the Centre for the Study of Living Standards and a report from TD Bank both emphasize that Ottawa and some provincial governments have already put in place policies to encourage productivity, including lower taxes on capital, a stable inflation rate and more investment in education. “ It’s the businesses that have to do it themselves,” Mr. Sharpe says.
Edson Packaging Machinery’s Mr. Hattin puts it in stronger language, saying that a change in mindset is vital if Canada is to build a robust economy and capitalize on the opportunities presented by rapidly expanding markets in China, India and elsewhere. “ With all the challenges that globalization presents to us, we also get to compete in a [global] marketplace that is three times the size it was only 10 years ago. Canadians cannot watch on the sidelines, waiting for a better opportunity.”
First in an occasional series on Canada’s productivity challenge
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NUTS AND BOLTS OF PRODUCTIVITY
PRODUCTIVITY
At its most simple, productivity is defined as increases in output per hour worked. It’s the production of a service or product with as few labour hours as possible, explains Robert Hattin, president of Edson Packaging Machinery in Hamilton. “ To achieve that requires investment of time [people] and money [equipment and people development.]”
CANADA’S PERFORMANCE
Canada has been a laggard in productivity since the early 1970s. Between 1947 and 1973, productivity improved by more than 4 per cent annually. After 1973, the rate of improvement in productivity slowed to 1.6 per cent annually on average until 2000. Between 2000 and last year, it slumped again to just 0.7 per cent a year, data bordering on “ catastrophe,” according to Toronto-Dominion Bank.
HOW TO FIX IT
Experts agree that government policies in Canada have eliminated many barriers to productivity, including: major improvements in the fiscal positions of the federal and provincial governments; the elimination of capital taxes and other drags on business investment; trade agreements that have exposed Canadian companies to competition and forced them to become more productive. The key now is for business to invest in measures to improve productivity — such as new machinery and equipment - and work smarter, adopting best practices.
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JUNE 29, 2010
Daily News Brief
June 29, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Philadelphia Bank Shifts to Backup Plan — American Banker
After its long-running merger talks collapsed in March, Republic First Bancorp Inc. in Philadelphia today finds itself in a more fortunate position than many banks — it has a Plan B. The $967.5 million-asset company last week raised $28.1 million in fresh capital, which it may use to add branches and finance loans while it rides out the industry downturn. [Toronto-Dominion Bank is mentioned.]
2.	Now Facing 28 Years, Maybe Paying Taxes Would Be Better — Sarasota Herald-Tribune (FL)
Carel “Chad” Prater spent years convincing people that they didn’t have to pay federal income taxes. Prater, a Sarasota County resident, will now spend years behind bars for running a tax avoidance scheme. [TD Bank is mentioned.]
3.	Bank Expert: Monitor Online Accounts Daily To Stop Fraud — Portland Press Herald (ME) [Similar story appeared on WMTW-TV (ME).]
TD Bank is encouraging its business customers to do their part in preventing fraud by being smart money managers. “We understand there’s a lot of crime happening out there. We just wanted to create awareness,” said Celeste Donovan, TD Bank’s vice president of cash management and district manager. “We feel like it’s our responsibility.”
4.	S&P Revises Toronto-Dominion Outlook to Positive — Dow Jones [Similar article appear on reporterlinker.com and individual.com.]
Standard & Poor’s Ratings Services raised its outlook on Toronto-Dominion Bank (TD) to positive from stable, citing the bank’s success in exporting its strong domestic business model to the U.S. and its view that TD will also continue to outperform at home.
5.	THE DAILY- TD Bank Poll: Debit Card Use On Rise — NJ Biz
Debit cards are increasingly used for everyday spending, according to a poll released Monday by Cherry Hill-based TD Bank. The survey of some 1,500 consumers found 69 percent in the Northeast use debit cards for daily purchases, with even higher totals elsewhere on the East Coast. [TD Bank’s Nandita Bakhshi is quoted.]
6.	Community Calendar: June 30 — July 11 — Forecaster (ME)

Volunteers Needed for Aug. 7 TD Bank Beach to Beacon 10K Road Race, Cape Elizabeth, returning volunteers and/or for best job selection, register by June 15 at beach2beacon.org, volunteers accepted up until race day.
7.	Barbara Bedell: Family Health Center Opening a Grand Occasion — Times-Herald Record (NY)
The official opening of the Greater Hudson Valley Family Health Center at 147 Lake St. in Newburgh was earlier this month, but it was such a grand occasion people are still talking about it. It was a dream come true for Linda Muller, president and CEO, who has been the center’s biggest cheerleader. [TD Bank is mentioned.]
8.	Eisenhower Park To Host 4th Of July Fireworks — LIHerald.com
Jones Beach will not have fireworks this year. But, as County Executive Ed Mangano publicly pointed out this week, “Nassau has them.” The county continues its Fireworks Day tradition with “Celebrate America” at Eisenhower Park in East Meadow on Saturday. [TD Bank is mentioned.]
9.	Exeter Around the Town — Seacoastonline.com
Bonnie CLAC (Car Loans and Counseling) has announced its name change to More Than Wheels and the moving of its headquarters from Claremont to Manchester. The mission of More Than Wheels is to help break the cycle of poor financial decision-making for individuals and families using the car buying process as a catalyst to bring change, economic stability and control. [TD Bank is mentioned.]
10.	Glamour & Grit — June 28, 2010 — TCPalm.com
It’s all about the feet: Thanks to the combined efforts of the St. Lucie County Firefighters, the Roundtable of St. Lucie, the Early Learning Coalition and Riverside National Bank (a division of TD Bank), toddlers from the area will be receiving new shoes this summer.
INDUSTRY NEWS
1.	Overhaul Foes Let Loose Last Volley — Wall Street Journal
Even as uncertainty over the fate of the financial-overhaul bill swelled Monday, analysts and investors expressed relief that the proposed changes would end some of the doubts that have dogged financial stocks for months.
2.	The Third Depression — New York Times
Recessions are common; depressions are rare. As far as I can tell, there were only two eras in economic history that were widely described as ''depressions’’ at the time: the years of deflation and instability that followed the Panic of 1873 and the years of mass unemployment that followed the financial crisis of 1929-31.
3.	U.S. Economy: Income Gains Boost Spending, Savings — Businessweek
Incomes grew faster than spending in May, making it possible for American households to simultaneously increase savings and support the economic recovery. Gains in payrolls,

longer workweeks and rising pay give Americans more confidence and the means to maintain spending in coming months.
TD BANK NEWS
1.	Philadelphia Bank Shifts to Backup Plan By Kate Davidson June 29, 2010 — American Banker
After its long-running merger talks collapsed in March, Republic First Bancorp Inc. in Philadelphia today finds itself in a more fortunate position than many banks — it has a Plan B.
The $967.5 million-asset company last week raised $28.1 million in fresh capital, which it may use to add branches and finance loans while it rides out the industry downturn.
Republic First hasn’t lost its ambition, either: It still aims to be a leader in the Philadelphia market. Yet it must shore up its balance sheet before it can focus on growth, analysts say.
“It all depends on how quickly we can see credit losses come down here over the next few years,” said Jason O’Donnell, an analyst at Boenning & Scattergood Inc. “If they’re able to improve in commercial real estate and construction and landloan losses, then they are going to be sitting in a situation by mid to late next year where they’ll have a nice allocation of excess capital that they can then think about deploying offensively.”
But Republic First is a long way from that point, O’Donnell said. It wanted to raise $40 million but could pull off only $28.1 million.
It’s also a long way from its condition in November 2008 when it announced a deal with Metro Bancorp Inc.of Harrisburg, Pa., in which Metro would have absorbed Republic First’s operations. After several deadline extensions, the deal fell apart in March amid regulatory uncertainty and Republic First’s deteriorating credit quality.
The company widened its loss in 2009 to $11.4 million, from a loss of $472,000 in 2008. Its provision for loan losses nearly doubled, from $7.5 million in 2008 to $14.2 million in 2009. And its nonperforming assets ratio has jumped from 1.65% in September 2008 to 4.95% at March 31. Like others in the Philadelphia market, Republic First faced rising losses in its commercial real estate portfolio, which makes up 72% of total loans, according to a quarterly filing with the Securities and Exchange Commission.
On March 15, the companies announced that, with no regulatory approval in sight, they were abandoning the deal.
Yet a little more than a month later, Republic First announced it was seeking fresh capital to move forward with its strategy to become a retail-focused bank.
It managed to attract some investors, but couldnot raise as much as it wanted. Also, the offering was highly dilutive to shareholders, more than doubling the number of shares outstanding, said Ned Douthat, an analyst at Ockham Research.
“Clearly, the market has not given them a whole lot of benefit of the doubt,” he said.

Still, the capital-raising effort represents something of a fresh start. Though Republic First did not return phone calls seeking comment, it said in the prospectus that it plans to begin operating as “Republic Bank,” the name under which the bank was incorporated and did business from 1988 until 1996.
Also, over the past two years it has added executives from Commerce Bancorp Inc. of Cherry Hill, N.J., which was bought by Toronto-Dominion Bank’s TD Banknorth Inc. of Portland, Maine, in March 2008. Commerce was founded by Vernon W. Hill 2nd, one of Republic First’s largest shareholders and a co-founder of Metro Bancorp. The management changes are part of “the continuing process of transforming Republic First Bank into the premier retail bank in the Philadelphia metropolitan area,” Republic First’s chief executive, Harry Madonna, said in a statement last month.
For more than a year it has been working to lower its concentration of commercial real estate loans, reducing the portfolio by 17% in 2009, according to the prospectus. It was also well capitalized as of March 31, with a Tier 1 capital ratio of 11.9%.
Republic First also said it had applied to open a branch in Haddonfield, N.J., and plans to pursue more de novo branching opportunities in its market this year.
“We continue to believe that an attractive niche exists serving small- to medium-sized business customers not adequately served by our larger competitors, and we will continue to seek opportunities to build commercial relationships to complement our retail strategy,” it said in the prospectus.
But with stress in commercial real estate expected to continue, analysts were doubtful that Republic First will be able to accomplish more this year than working through its credit problems.
“I can certainly see them doing that, I just can’t imagine that they’re going to be growing aggressively anytime in the next few quarters,” O’Donnell said.
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2.	Now Facing 28 Years, Maybe Paying Taxes Would Be Better By John Hielscher June 28, 2010 — Sarasota Herald-Tribune (FL)
Carel “Chad” Prater spent years convincing people that they didn’t have to pay federal income taxes.
Prater, a Sarasota County resident, will now spend years behind bars for running a tax avoidance scheme.
Prater, 71, was sentenced last week to 28 years in a federal prison. He also was ordered to pay $440,000 in restitution to the Internal Revenue Service and a $25,000 fine.
A jury in April convicted him on a number of charges, including corrupt interference with IRS laws, aiding and assisting the filing of false tax returns, criminal contempt and making false declarations before a grand jury.

The U.S. Attorney’s Office in Tampa says Prater sold services that he claimed would legally remove people from the federal tax system. Plenty of folks apparently bought that argument and his services — Prater pocketed more than $2 million from the scheme from 2000 to 2003.
He sold a version of the so-called “Section 861” argument that income earned in this country is not taxable.
In exchange for payments from clients, he prepared false tax returns and phony documents that were filed with the IRS and local courthouses. He also advised clients to conceal assets and income from the IRS, prosecutors said.
The government had been after him for years. In 2002, a federal judge enjoined Prater and an associate from promoting their business. He had advertised his Tax Escape Service nationally, and had set up a website.
He violated that injunction and later court orders by continuing to provide tax advice, the U.S. Attorney’s Office said. He also lied to a grand jury investigating his actions when he testified in October 2008.
Officials had said earlier that he filed nearly 1,300 documents in Sarasota County courts, claiming they removed his clients from the tax system, court documents state.
The IRS estimated Prater and his associates may have cost $18 million in loss tax revenue.
“The court’s sentence serves as an important deterrent to others who may be inclined to violate the federal tax laws,” said U.S. Attorney A. Brian Albritton of Tampa.
Shareholders fight TD Bank deal
Not everyone is happy with Toronto-Dominion Bank’s proposed purchase of The South Financial Group Inc., which owns Mercantile Bank of Tampa.
Some South Financial shareholders filed suit last week to block the sale, saying the price of $61 million, or 28 cents per share, is too low, according to reports.
The suit also claims the merger details filed with regulators omit key information that shareholders need to vote on the deal.
The government plans to assist on the merger by selling TD Bank the $347 million in preferred shares South Financial issued for TARP funds for just $130.6 million.
Sherrill joins Wells Fargo
Gardner Sherrill has joined Wells Fargo Private Bank in Sarasota as a wealth adviser.
He will work with high net-worth clients and families.
Sherrill has 15 years of experience in the wealth management industry, most recently as a wealth strategist with Northern Trust Bank.
IberiaBank gets boost

IberiaBank got a recent ratings bump from BauerFinancial Inc.
Bauer had rated IberiaBank at 31/2 stars when it released its first-quarter report, which was published last Monday in Business Weekly.
After further review, the analyst has upgraded the bank to four stars.
Bauer said IberiaBank’s fast growth in Florida — triggered by the acquisition of the failed Century Bank of Sarasota and Orion Bank of Naples — would normally be a note of concern. But the bank has loss-share agreements with the FDIC for the bad loans it took on, so the rating went back up.
Contact John Hielscher at 361-4875 or john.hielscher@heraldtribune.com.
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3.	Bank Expert: Monitor Online Accounts Daily To Stop Fraud
TD Bank hosts a seminar at USM in response to a nationwide 22 percent rise in Internet crime last year.
By Stephanie Hardman
June 29, 2010 — Portland Press Herald (ME) [Similar story appeared on WMTW-TV (ME).]
TD Bank is encouraging its business customers to do their part in preventing fraud by being smart money managers.
“We understand there’s a lot of crime happening out there. We just wanted to create awareness,” said Celeste Donovan, TD Bank’s vice president of cash management and district manager. “We feel like it’s our responsibility.”
A nationwide increase in fraud prompted the bank to host a seminar Monday at the University of Southern Maine. There was a 22 percent increase in Internet crime in 2009, up roughly 6,200 incidents from 2008, according to the Internet Crime Complaint Center. At Monday’s seminar were about 60 people, most with commercial or small-business accounts with TD Bank. Internet fraud was a particular concern.
“Any time we’re moving money, there’s going to be people trying to steal money,” said Sean Carter, senior director of education and rules development for the New England Automated Clearing House. “It’s a fact of life.”
While bank websites are generally secure, fraudulent activity tends to come from viruses on customers’ personal computers that are picked up online or sent via e-mail.
Small steps can be the most effective, said Carter, who suggests banking on a secure Internet connection that isn’t used for Web browsing or e-mail, and therefore isn’t susceptible to Trojan viruses and malware.
Hackers often send e-mails that disable antivirus programs when a document is opened. Others access computers by asking users to download an attachment or click on a website.

Monitoring accounts daily and talking to the bank about any discrepancies is key, Carter said. Guarding important financial information from employees who don’t use it can also save a company from being a victim of fraud.
“Make it harder, not easier, for the bad guys,” Carter said. Keeping passwords secure and taking time at the end of the day to reconcile debits is paramount.
Jeffrey Winchenbach, director of financial services for Maine Medical Center, said he heard many things that he would take back to the office with him and tell other employees, mainly about not opening suspicious e-mails and having a designated computer for financial transactions.
“It’s just another layer of security we could use,” he said. “It’s up to us to share this.”
Brian Coffee, a Secret Service agent, discussed counterfeit bills and “skimming,” stealing credit card information by running a card through a small electronic device that can be handheld or affixed to an ATM or a gasoline pump.
Other officials discussed organized credit card theft and insurance.
Presenters also noted that the blame for fraud can’t continually be put on banks when users fail to take necessary precautions.
“The key to risk management is really shared responsibility,” said Carter. “You just need to be more aware of what’s going on.”
TIPS TO PREVENT FRAUD
• Consider a separate computer with secure Internet for banking transactions only.

• Don’t share passwords. Make sure your password contains a special symbol and a number.

• Don’t open suspicious-looking e-mails or attachments or click on uncertain links.

• If you own a company, hire an IT staff to wipe viruses from your computers regularly.
Staff Writer Stephanie Hardiman can be contacted at 791-6301 or at: shardiman@mainetoday.com
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4.	S&P Revises Toronto-Dominion Outlook to Positive By Carolyn King June 29, 2010 — Dow Jones [Similar article appear on reporterlinker.com and individual.com.]
Standard & Poor’s Ratings Services raised its outlook on Toronto-Dominion Bank (TD) to positive from stable, citing the bank’s success in exporting its strong domestic business model to the U.S. and its view that TD will also continue to outperform at home.
S&P affirmed its ratings on the Toronto-based bank and related entities, including its AA- long-term and A-1+ short-term counterparty credit ratings.

TD is Canada’s second-largest bank.
The ratings agency said TD’s substantial domestic market share in deposits and lending have “provided an underpinning of substantial stability and superior operating performance.”
It also noted TD’s growing retail presence south of the border.
In recent months, TD has expanded its footprint in the U.S. southeast, acquiring troubled South Carolina-based South Financial Group Inc. and three shuttered Florida banks.
S&P said TD now ranks as the sixth-largest bank in North America by branches and is number four in North America by deposits.
That growing U.S. presence exposes the bank to potential economic and asset-quality problems and adds integration risk. However, S&P said it views the bank’s acquisition strategy in the U.S. as aggressive but well executed.
It said it hopes the bank will concentrate on organic growth and integration efforts in the short to medium term. It also said it expects 2010 earnings to remain strong, and asset quality in the U.S. to improve.
Monday in Toronto, TD closed down 0.9% at C$70.69.
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5.	THE DAILY- TD Bank Poll: Debit Card Use On Rise By Beth Fitzgerald June 28, 2010 — NJ Biz
Debit cards are increasingly used for everyday spending, according to a poll released Monday by Cherry Hill-based TD Bank.
The survey of some 1,500 consumers found 69 percent in the Northeast use debit cards for daily purchases, with even higher totals elsewhere on the East Coast. While 42 percent of people in the Northeast said they were using their credit cards less for everyday spending, 39 percent said they are using credit cards more.
Nandita Bakhshi, head of deposit products for TD Bank, said customers who rely more on debit cards may do so because they can manage their expenses more closely, and budget themselves when using their debit card for everyday purchases.
Still, Bakhshi said, there are sticking points between banks and customers.
“Consumers continue to express their unhappiness with checking fees. It is important for banks to offer customers options and choices when it comes to fees and products,” Bakhshi said. “It is no longer a one-size-fits-all banking game.”
The poll was conducted online between March 19 and 31.
E-mail Beth Fitzgerald at bfitzgerald@njbiz.com

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6.	Community Calendar: June 30 — July 11 June 28, 2010 — Forecaster (ME)
Volunteers Needed for Aug. 7 TD Bank Beach to Beacon 10K Road Race, Cape Elizabeth, returning volunteers and/or for best job selection, register by June 15 at beach2beacon.org, volunteers accepted up until race day.
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7.	Barbara Bedell: Family Health Center Opening a Grand Occasion By Barbara Bedell June 28, 2010 — Times-Herald Record (NY)
The official opening of the Greater Hudson Valley Family Health Center at 147 Lake St. in Newburgh was earlier this month, but it was such a grand occasion people are still talking about it.
It was a dream come true for Linda Muller, president and CEO, who has been the center’s biggest cheerleader.
The $15 million project constructed by local workers, built by a local construction company and financed by two of Orange County’s premier banking institutions, TD Bank and Orange County Trust, was given its start with an anchor grant of $2.5 million from philanthropist William Kaplan and the Kaplan Family Foundations.
The Kaplans were among the more than 200 people who gathered for the ribbon-cutting in front of the center’s Kaplan Family Pavilion.
The center has been treating more than 17,000 patients annually, and is expected to serve more with the additional space and staff.
To reach the center, call 563-8000. Services also are available at the center’s sites, including the dental building at 100 Broadway in Newburgh, 569-8412, the Center for Recovery at 100 Commercial Place in Newburgh, 220-2146, and the Primary Health Care at 91 Blooming Grove Turnpike, New Windsor, 563-8000.
The administrative offices will continue to be at 2570 Route 9W, Suite 10, in Cornwall, a cost-effective decision, said Muller. The capital campaign continues with James Moss as the chairman. For information, call Regina McGrade at 220-3152.
Coming up
The annual nonperishable food drive to benefit all Ulster County food pantries and feeding programs is under way through Monday. Donations can be left at your workplace or place of worship. Checks can be mailed to Mid-Hudson Coalition to End Hunger c/o United Way of

Ulster County, 450 Albany Ave. in Kingston 12401. For information, contact United Way’s Su Marcy at 331-4199.
The seventh annual Francis Currey Day, a salute honoring all veterans and named in honor of World War II Medal of Honor recipient Currey, a Sullivan County native, will begin at 1 p.m. Saturday at Morningside Park in Hurleyville. The rain date is July 4. For information, call 434-8810.
The Keystone Community Club in Matamoras, Pa., will host its annual Ducks Down the Delaware River Race at 10 a.m. July 4. To purchase a plastic duck at $5, call Linda Kozak at 570-491-2172, Jane Drake at 570-491-4202, or Helen Gassmann at 570-491-4003.
This and that
Five students in the Monticello and Fallsburg School Districts have received scholarships from the Rotary of Monticello. They are Marina Lombardi, Kate Oldfield and Tiffany Sheerer of the Monticello School District, and Stephen Bedik and Sierra Spachler of the Fallsburg School District. Congratulations.
The John T. Kenney Memorial VFW Post 973 of Newburgh recently installed new officers. They are Pete Orsino, senior vice commander, Frank Fisher, junior vice commander, Jerry Zemantauski, quartermaster, and Jim Fayo, adjutant. The post was notified by the New York State Department VFW that it was awarded all-state status, and Zemantauski was named all-state quartermaster. For information, call 562-4163.
Barbara Bedell’s column appears daily. Reach her at 346-3125 or by e-mail: bbedell@th-record.com.
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8.	Eisenhower Park To Host 4th Of July Fireworks By Mike Caputo June 28, 2010 — LIHerald.com
Jones Beach will not have fireworks this year. But, as County Executive Ed Mangano publicly pointed out this week, “Nassau has them.” The county continues its Fireworks Day tradition with “Celebrate America” at Eisenhower Park in East Meadow on Saturday.
For the fourth year, the event is sponsored by TD Bank. The fireworks display will be put on by the Grucci family.
There will also be a musical performance by The Beach Bummz, a Beach Boys tribute band.
The entire event is free. However, free tickets are required for entry to the Harry S. Chapin Lakeside Theater. Tickets can still be picked up at any TD Bank location in Nassau County.
Gates open at 6:30 p.m. The musical performances is slated to begin at 7:30 p.m., with the fireworks display to start at 9:30 p.m. There is no formal seating at the Lakeside Theater, so visitors are urged to bring blankets or chairs to sit on. Space and parking at the theater is limited. Overflow areas for viewing and parking will be available. The county encourages visitors to arrive early.
“I encourage you to come out early and stake out a spot with friends and family and enjoy a beautiful night at Eisenhower Park,” Mangano said.

The Harry S. Chapin Lakeside Theater is located at Eisenhower Park’s Parking Field 6 and 6A. There are entrances on Merrick Avenue and Hempstead Turnpike. For more information, call Nassau County Parks at (516) 572-0200, the special events line at (516) 572-0223, or visit the Nassau County website at www.nassaucountyny.gov/parks.
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9.	Exeter Around the Town June 29, 2010 — Seacoastonline.com
EXETER — Bonnie CLAC (Car Loans and Counseling) has announced its name change to More Than Wheels and the moving of its headquarters from Claremont to Manchester. The mission of More Than Wheels is to help break the cycle of poor financial decision-making for individuals and families using the car buying process as a catalyst to bring change, economic stability and control.
More Than Wheels also announced a new program and partnership with TD Bank. The program has three components and will assist in helping meet the transportation needs of the community throughout New Hampshire. The first area is a grant in the amount of $100,000 that will provide assistance to More Than Wheels’ clients through a matching savings program and the remainder will be used for operating assistance for the organization. The grant is made possible through the N.H. Community Development Finance Authority and its tax credit program.
Part two of the program will allow for volunteers from TD Bank to teach Financial Fitness classes to More Than Wheels’ clients which is a requirement for completing the program. Part three of the program allows for employee volunteers from TD Bank to provide technical assistance More Than Wheels’ Client Consultants on credit analysis.
Based on a study from the Carsey Institute, clients enrolled in the More Than Wheels program saw a 65 percent increase in the use of checking accounts, a 50 percent increase the use of online payments and a 45 percent increase in the use of family budgets. There was also a 45 percent decline in the usage of emergency food outlets and a 57 percent drop in the use of a hospital emergency room for themselves and their children.
Increase in fee
for marriage licenses
Due to legislative changes incorporated in the state budget, fees for marriage licenses and vital record certified copies will increase on July 1. The marriage license fee will increase to $50. The vital records certified copy fee will increase to $15 for the first copy, with a subsequent copy fee of $10.
Town offices closed July 5 for the holiday
Town employees will be observing the Independence Day holiday on Monday, July 5. All town offices will be closed. There will be no change in the trash/recycle pick-up schedule.
For more information call the Department of Public Works at 773-6157.

Pine Road closed
for construction
Weather permitting, the Exeter Public Works Department and Bell & Flynn will be reconstructing the Exeter side of Pine Road. Road closure is expected to start Monday, July 12, and is anticipated to remain closed for approximately two weeks.
In a letter sent to Exeter residents and business owners dated June 23 Jay Perkins, highway superintendent, stated the importance of avoiding the road and on-street parking until the project is complete. Any vehicles that interfere with the project may need to be removed at the owner’s expense.
For more information contact Perkins at 773-6157 ext. 163 or e-mail jperkins@town.exeter.nh.us.
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10.	Glamour & Grit — June 28, 2010 By Sydney Liebman June 28, 2010 — TCPalm.com
It’s all about the feet
Thanks to the combined efforts of the St. Lucie County Firefighters, the Roundtable of St. Lucie, the Early Learning Coalition and Riverside National Bank (a division of TD Bank), toddlers from the area will be receiving new shoes this summer. Fundraising efforts have begun, with firefighter boots located at any St. Lucie County Riverside National Bank office for donations. Staff from the Early Learning Coalition and Healthy Start will identify 300 children, infants to pre-kindergarten age, in need of shoes. Then in August, the children will be taken to two participating Payless Shoesource stores in St. Lucie County to shop for their new shoes.
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INDUSTRY NEWS
1.	Overhaul Foes Let Loose Last Volleys By Robin Sidel and Dan Fitzpatrick June 29, 2010 — Wall Street Journal
Even as uncertainty over the fate of the financial-overhaul bill swelled Monday, analysts and investors expressed relief that the proposed changes would end some of the doubts that have dogged financial stocks for months.
Shares of many banks and securities firms slipped Monday, erasing some of their gains Friday after lawmakers agreed to the bill’s final language, which could be voted on by the House and Senate this week.

While bankers still sifting through the legislation said it is less draconian than they initially feared, a weekend of number-crunching left no doubt that the changes would hurt the bottom line at thousands of banks, brokerage firms and other financial companies.
“This is wrong, and we have one last chance to do something about it,” the American Bankers Association wrote in an email to its members, urging them to write opposition letters to members of Congress. Financial-industry lobbyists are aiming at Republicans who voted in favor of the Senate version, hoping to change their position when the final bill comes up for a vote.
“You keep playing until the whistle blows,” says ABA spokesman Peter Garuccio.
Inside most banks, the mood already has switched to assessing how much revenue and earnings are likely to evaporate if the bill becomes law — and how to make up for the forgone money. Keith Horowitz, an analyst at Citigroup Inc., estimated the legislation would reduce annual earnings per share for big U.S. banks by 6%, down from his previous estimate of 11%.
“The rules did not include some of the more worrisome potential outcomes that could severely impact bank profitability or force a new wave of capital raises,” Mr. Horowitz wrote in a note to bank-stock investors.
The landmark legislation touches nearly every corner of the nation’s largest financial firms by setting new rules on risky trading, derivatives, consumer lending and even debit cards.
Banks contend they would lose billions of dollars in annual revenue from the new rules, warning they would have to increase fees paid by customers.
But several changes that emerged last week could shield financial firms from even bigger turmoil. In particular, banks would be permitted to collect hefty fees from managing hedge funds, private equity and real-estate funds that contain client money as long as they don’t invest more than 3% of the bank’s capital in the entities. The impact would also likely be muted because some new rules won’t go into effect for years.
“While this may lead to further surprises down the line, we see this as important, as financial institutions have time to adapt their business models,” Goldman Sachs Group Inc. analyst Richard Ramsden wrote in a report to clients.
David Katz, president and chief investment officer of Matrix Asset Advisors Inc., a money-management firm that owns shares of Bank of America Corp. and Morgan Stanley, said the banks “will be able to work through it.” Even though the changes will hurt earnings, stock prices mightn’t suffer because “the banks have been trading so poorly that from current levels, we think there is [buying] opportunity,” he said.
Industry lobbyists expect the final bill to easily pass the House.
In the Senate, though, the bill’s prospects were clouded Monday by the death of Sen. Robert Byrd (D., W.Va.) and a statement by Sen. Russ Feingold (D., Wis.) saying he won’t vote for the overhaul when it reaches the Senate floor.

Meanwhile, Sen. Scott Brown (R., Mass.), who previously voted for the bill along with three other Republicans, indicated Monday he might oppose the final legislation because of a late addition that would levy roughly $20 billion of new fees on banks.
“My fear is that these costs would be passed on to consumers in the form of higher bank, ATM and credit-card fees and put a strain on lending at the worst possible time for our economy. I’ve said repeatedly that I cannot support any bill that raises taxes,” he said in a statement.
In Maine, some bankers and credit unions are applying pressure to Sens. Olympia Snowe and Susan Collins. The two Republicans also voted for an earlier version of the bill. “We want them to go back to the drawing board,” said Chris Pinkham, president of the Maine Association of Community Banks, who asked bankers to write letters or make phone calls to the senators.
Maine’s credit unions oppose the bill because it regulates fees, known as “interchange,” that financial institutions charge to merchants on debit-card transactions.
“We don’t support reform as long as interchange is a part of it,” says John Murphy, president of the Maine Credit Union League.
Ms. Snowe and Ms. Collins “have been very willing to understand the concerns that have been raised,” he says.
A credit-union trade group saw Mr. Byrd’s death as an opportunity to push its opposition of interchange-fee regulation.
“Sen. Byrd was a champion of Main Street, and we hope his colleagues will give careful consideration to the harmful impact the interchange amendment could have on the 92 million Americans who depend on credit unions for basic financial services, including debit cards,” Fred Becker, president of the National Association of Federal Credit Unions, said in a statement.
Among financial stocks, Bank of America fell 18 cents, or 1.2%, to $15.24 on Monday, while J.P. Morgan Chase & Co. was down 90 cents, or 2.3%, to $38.54, and Goldman Sachs slipped $3, or 2.1%, to $136.66. Morgan Stanley sank 49 cents, or 2%, to $24.52. Shares of all four companies rose Friday.
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2.	The Third Depression By Paul Krugman June 28, 2010 — New York Times
Recessions are common; depressions are rare. As far as I can tell, there were only two eras in economic history that were widely described as ''depressions’’ at the time: the years of deflation and instability that followed the Panic of 1873 and the years of mass unemployment that followed the financial crisis of 1929-31.
Neither the Long Depression of the 19th century nor the Great Depression of the 20th was an era of nonstop decline — on the contrary, both included periods when the economy grew.

But these episodes of improvement were never enough to undo the damage from the initial slump, and were followed by relapses.
We are now, I fear, in the early stages of a third depression. It will probably look more like the Long Depression than the much more severe Great Depression. But the cost — to the world economy and, above all, to the millions of lives blighted by the absence of jobs — will nonetheless be immense.
And this third depression will be primarily a failure of policy. Around the world — most recently at last weekend’s deeply discouraging G-20 meeting — governments are obsessing about inflation when the real threat is deflation, preaching the need for belt-tightening when the real problem is inadequate spending.
In 2008 and 2009, it seemed as if we might have learned from history. Unlike their predecessors, who raised interest rates in the face of financial crisis, the current leaders of the Federal Reserve and the European Central Bank slashed rates and moved to support credit markets. Unlike governments of the past, which tried to balance budgets in the face of a plunging economy, today’s governments allowed deficits to rise. And better policies helped the world avoid complete collapse: the recession brought on by the financial crisis arguably ended last summer.
But future historians will tell us that this wasn’t the end of the third depression, just as the business upturn that began in 1933 wasn’t the end of the Great Depression. After all, unemployment — especially long-term unemployment — remains at levels that would have been considered catastrophic not long ago, and shows no sign of coming down rapidly. And both the United States and Europe are well on their way toward Japan-style deflationary traps.
In the face of this grim picture, you might have expected policy makers to realize that they haven’t yet done enough to promote recovery. But no: over the last few months there has been a stunning resurgence of hard-money and balanced-budget orthodoxy.
As far as rhetoric is concerned, the revival of the old-time religion is most evident in Europe, where officials seem to be getting their talking points from the collected speeches of Herbert Hoover, up to and including the claim that raising taxes and cutting spending will actually expand the economy, by improving business confidence. As a practical matter, however, America isn’t doing much better. The Fed seems aware of the deflationary risks — but what it proposes to do about these risks is, well, nothing. The Obama administration understands the dangers of premature fiscal austerity — but because Republicans and conservative Democrats in Congress won’t authorize additional aid to state governments, that austerity is coming anyway, in the form of budget cuts at the state and local levels.
Why the wrong turn in policy? The hard-liners often invoke the troubles facing Greece and other nations around the edges of Europe to justify their actions. And it’s true that bond investors have turned on governments with intractable deficits. But there is no evidence that short-run fiscal austerity in the face of a depressed economy reassures investors. On the contrary: Greece has agreed to harsh austerity, only to find its risk spreads growing ever wider; Ireland has imposed savage cuts in public spending, only to be treated by the markets as a worse risk than Spain, which has been far more reluctant to take the hard-liners’ medicine.
It’s almost as if the financial markets understand what policy makers seemingly don’t: that while long-term fiscal responsibility is important, slashing spending in the midst of a depression, which deepens that depression and paves the way for deflation, is actually self-defeating.
So I don’t think this is really about Greece, or indeed about any realistic appreciation of the tradeoffs between deficits and jobs. It is, instead, the victory of an orthodoxy that has little to do with rational analysis, whose main tenet is that imposing suffering on other people is how you show leadership in tough times.
And who will pay the price for this triumph of orthodoxy? The answer is, tens of millions of unemployed workers, many of whom will go jobless for years, and some of whom will never work again.
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3.	U.S. Economy: Income Gains Boost Spending, Savings By Bob Willis June 28, 2010 — Businessweek
June 28 (Bloomberg) — Incomes grew faster than spending in May, making it possible for American households to simultaneously increase savings and support the economic recovery.
Gains in payrolls, longer workweeks and rising pay give Americans more confidence and the means to maintain spending in coming months. The Federal Reserve’s decision last week to keep interest rates unchanged may help households weather the fallout from the European debt crisis, unemployment hovering near a 26- year high and tight credit.
“The consumer is finally starting to see some positive wage gains as the job market starts to improve,” said Omair Sharif, an economist at RBS Securities Inc. in Stamford, Connecticut. “Consumer spending isn’t going to propel the recovery forward, but it should be more than enough to sustain it. Overall, this was a fairly solid report.”
Stocks dropped as shares of energy producers fell in conjunction with oil prices. The Standard & Poor’s 500 Index decreased 0.2 percent to close at 1,074.57. Treasury securities jumped, sending the yield on the benchmark 10-year note down to 3.02 percent at 4:09 p.m. in New York from 3.11 percent late on June 25.
Exceeds Forecast
The median estimate of 61 economists surveyed by Bloomberg news called for a 0.1 percent gain in spending. Projections ranged from an increase of 0.3 percent to a 0.5 percent drop.
“Consumers are less cautious than they were previously,” Robert Niblock, chief executive officer at Lowe’s Cos., the second-largest home-improvement chain, said in a June 23 teleconference. “But they still know that we’re still not out of the woods yet.”
Lowe’s last month said it will add more than 1,400 positions for employees to visit customers’ homes to sell them windows, doors and other products. The retailer is filling those jobs internally and hiring new employees, Maureen Rich, a spokeswoman for the Mooresville, North Carolina-based company said in a May 28 interview.

Wages and salaries rose 0.5 percent in May for a second month and were up 1.3 percent since March, the biggest three- month gain since December 2007, the month the recession began. The median estimate of economists surveyed called for a 0.5 percent advance in incomes.
Savings Rate
The savings rate increased to 4 percent last month, the highest level since September, to $454.3 billion.
“The U.S. consumer remains resilient,” said Sal Guatieri, a senior economist at BMO Capital Markets in Toronto, which correctly forecast the gain in spending. “As long as jobs are coming back people will continue to spend.” Americans will also “remain focused on paying down their debts and rebuilding their savings.”
The report showed prices stabilized. The inflation gauge tied to spending patterns increased 1.9 percent from May 2009 after a 2 percent increase in the 12 months through April.
The Fed’s preferred price measure, which excludes food and fuel, rose 0.2 percent in May from the prior month, exceeding the 0.1 percent median estimate of economists surveyed.
The Fed last week said the labor market is “improving gradually,” changing April’s assessment that it was “beginning to improve.” Consumer spending still “remains constrained” by joblessness and “tight credit,” it said.
Durable Goods
Adjusted for inflation, purchases rose 0.3 percent last month after little change in April. Price-adjusted spending on durable goods, including automobiles and appliances, increased 1.1 percent after a 0.5 percent drop. Demand for nondurable goods decreased 0.2 percent, the first decline this year, while spending on services increased 0.3 percent.
Confidence among U.S. consumers rose in June to the highest level since January 2008, indicating the decline in stock prices prompted by the European debt crisis has failed to weigh on sentiment, figures from Thomson Reuters/University of Michigan showed last week. The group’s final sentiment index increased to 76 from 73.6 in May. The index has averaged 84.5 over the past decade.
Consumer spending grew at a 3 percent annual pace in the first three months of 2010, less than previously estimated, the Commerce Department said last week. The report showed the economy grew 2.7 percent in the first quarter.
Economists surveyed this month projected purchases will expand at a 3 percent rate in the April-to-June period and 2.6 percent in the second half of the year.
—With assistance from Chris Burritt in Greensboro, North Carolina. Editors: Carlos Torres, Christopher Wellisz
To contact the reporter on this story: Bob Willis in Washington at bwillis@bloomberg.net
To contact the editor responsible for this story: Christopher Wellisz at cwellisz@bloomberg.net

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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.